UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
Commission file number
001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F: Form
20-F ☒ or Form
40-F ☐
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM
F-3
(FILE NO.
333-276219)
AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH	Inline XBRL Taxonomy Extension Schema

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2024, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer
Date: December 26, 2024

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on
Form 20-F
and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW
Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.
RECENT DEVELOPMENTS
Operating Environment
Economic Environment
Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.
The Japanese economy continued to recover during the first half of the fiscal year ending March 31, 2025. This was primarily due to an increase in private consumption.
The following table presents the
quarter-on-quarter
growth rates of Japanese gross domestic product (“GDP”) from the third quarter of the fiscal year ended March 31, 2023, through the second quarter of the fiscal year ending March 31, 2025, based on data published in December 2024 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2023		2024				2025
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	0.4%	1.2%	0.5%	(1.0%)	0.2%	(0.6%)	0.5%	0.3%
Japanese GDP increased by 0.5% and 0.3% on a
quarter-on-quarter
basis, for the first and second quarters, respectively, of the fiscal year ending March 31, 2025. This was primarily due to an increase in private consumption, supported by gradual improvements in the employment and income conditions.
The employment situation, as a whole, improved gradually. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan remained almost unchanged for the six months ended September 30, 2024. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate in September 2024, was 2.4%, a decrease of 0.2 percentage points from March 2024. Further, the compensation of employees increased by 0.7% and 0.2% on a quarter-on-quarter
basis, for the first and second quarters, respectively, of the fiscal year ending March 31, 2025.
According to Teikoku Databank, a research institution in Japan, there were approximately 5,000 corporate bankruptcies in Japan for the six months ended September 30, 2024, an increase of 18.6% from the same period in the previous year, involving approximately ¥1.3 trillion in total liabilities, a decrease of 16.2% from the same period in the previous year.
Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.”

Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In March 2021, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. In December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%. In October 2023, the BOJ announced adjustments to its yield curve control policy and would regard the upper bound of 1.0% for
10-year
Japanese government bonds yields as a reference in its market operations. Thereafter, in March 2024, the BOJ announced its conclusion that the policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy to date have fulfilled their roles based on its outlook toward the price stability target. In addition, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0% to 0.1%, continue its long-term Japanese government bonds purchases with broadly the same amount as before and make nimble responses by further purchases of long-term Japanese government bonds in case of a rapid rise in long-term interest rates. On June 14, 2024, the BOJ announced that it would reduce its purchase amount of long-term Japanese government bonds after the July 2024 Monetary Policy Meeting. This is to ensure that long-term interest rates would be formed more freely in financial markets. Subsequently, on July 31, 2024, the BOJ stated that it would encourage the uncollateralized overnight call rate to remain at around 0.25% and had decided on a plan to reduce its monthly purchases of long-term Japanese government bonds by about ¥400 billion each calendar quarter, in principle, from about ¥5.7 trillion in July 2024 to about ¥3 trillion in January-March 2026. In addition, the BOJ will conduct an interim assessment of its reduction plan at the June 2025 Monetary Policy Meeting. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, was around 0.2% at September 30, 2024. The yield on newly issued
10-year
Japanese government bonds, which is the benchmark for long-term interest rates, was around 0.9% at September 30, 2024.
The yen appreciated against the U.S. dollar from ¥151.34 at March 29, 2024 to ¥142.38 at September 30, 2024, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥40,369.44 at March 29, 2024, to an all-time
high of ¥42,224.02 at July 11, 2024. It subsequently dropped to ¥37,919.55 at September 30, 2024.
During the first half of the fiscal year ending March 31, 2025, the global economy, as a whole, recovered gradually, although certain countries’ economies remained weak. The U.S. economy continued to recover during the first half of the fiscal year ending March 31, 2025, primarily due to an increase in private consumption supported by easing inflation, and favorable employment and income conditions. The European economy showed some signs of picking up during the first half of the fiscal year ending March 31, 2025, primarily due to an increase in private consumption supported by easing inflation. In Asia, the Chinese economy slowed down during the first half of the fiscal year ending March 31, 2025, primarily due to the sluggish momentum in the real estate market and a decrease in private consumption resulting from the sluggish employment situation, although exports of goods and services increased. Asian economies other than China, continued to recover gradually during the first half of the fiscal year ending March 31, 2025, primarily due to an increase in exports of
IT-related
goods.

Regulatory Environment
In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.
Capital Adequacy Requirements
Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks
(“G-SIBs”)
based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”).
G-SIBs
included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the
G-SIB
capital surcharge.
The
G-SIB
capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.
We have been included in the list of
G-SIBs
each year since the initial list was published in November 2011 and were included on the list published in November 2024. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.
Developments Related to Our Business
Stock Split
As resolved by the board of directors on May 15, 2024, we implemented a stock split on our common stock (“stock split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The purpose of the stock split was to develop a more investor-friendly environment and expand the investor base by reducing the stock price per investment unit. Since the total number of authorized shares and the total number of authorized shares of common stock needed to be increased in line with the ratio of the stock split, we amended our articles of incorporation with an effective date of October 1, 2024, as approved by shareholders at the 22nd ordinary general meeting of shareholders on June 27, 2024.
Concurrently with the stock split, we implemented a change in the ratio of American Depositary Shares (“ADSs”) to common stock, in order to minimize impacts on the trading market for ADS holders by maintaining the ADS unit price. Effective October 1, 2024, the
ADS-to-share
ratio changed from 1 ADS: 0.2 shares of common stock to a new ratio of 1 ADS: 0.6 shares of common stock.
Changes in Management
On August 30, 2024, Shozo Yamazaki, a member of our board of directors, passed away. Shozo Yamazaki was an outside director who served on the audit committee as an “audit committee financial expert” within the meaning of Item 16A of Form
20-F.
As a result, the audit committee does not currently have an “audit committee financial expert.” However, our audit committee as presently constituted includes members who have experience in finance and accounting through financial operations and corporate management.
We will prepare for the ordinary general meeting of shareholders to be held in June 2025 to elect a new director to serve as an “audit committee financial expert.”

Repurchase and Cancellation of Own Shares
On November 14, 2024, our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 15, 2024 and January 31, 2025. During November 2024, we entered into contracts to repurchase 10,921,000 shares of common stock for ¥40 billion in aggregate.
Accounting Changes
See Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION
The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as “IFRS,” except for the risk-weighted capital ratios, the segmental results of operations and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.
Executive Summary
Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including the commercial banking and other financial services businesses. Our total operating income decreased by ¥394,965 million from ¥2,147,543 million for the six months ended September 30, 2023 to ¥1,752,578 million for the six months ended September 30, 2024, primarily due to a decrease in net trading income (loss), which was partially offset by an increase in net interest income. Our net profit decreased by ¥397,291 million from ¥662,787 million for the six months ended September 30, 2023 to ¥265,496 million for the six months ended September 30, 2024, primarily due to the decrease in total operating income described above and an increase in operating expenses, which were partially offset by a decrease in income tax expense.
Our total assets decreased by ¥3,074,890 million from ¥281,271,637 million at March 31, 2024 to ¥278,196,747 million at September 30, 2024, primarily due to decreases in cash and deposits with banks and loans and advances, which were partially offset by an increase in reverse repurchase agreements and cash collateral on securities borrowed.
Our total liabilities decreased by ¥3,166,424 million from ¥264,992,539 million at March 31, 2024 to ¥261,826,115 million at September 30, 2024, primarily due to decreases in deposits and derivative financial instruments, which were partially offset by an increase in repurchase agreements and cash collateral on securities lent.
Our total equity increased by ¥91,534 million from ¥16,279,098 million at March 31, 2024 to ¥16,370,632 million at September 30, 2024, primarily due to an increase in equity attributable to other equity instruments holders.

Operating Results
The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions, except per share data)
Interest income	¥3,342,131	¥2,776,392
Interest expense	2,157,113	1,887,450

Net interest income	1,185,018	888,942

Fee and commission income	788,350	690,715
Fee and commission expense	150,434	119,089

Net fee and commission income	637,916	571,626

Net trading income (loss)	(179,020)	487,524
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(10,731)	79,984
Net investment income	72,343	61,733
Other income	47,052	57,734

Total operating income	1,752,578	2,147,543

Impairment charges on financial assets	105,062	130,253

Net operating income	1,647,516	2,017,290

General and administrative expenses	1,186,749	1,072,003
Other expenses	190,033	129,601

Operating expenses	1,376,782	1,201,604

Share of post-tax profit of associates and joint ventures	47,454	55,286

Profit before tax	318,188	870,972

Income tax expense	52,692	208,185

Net profit	¥265,496	¥662,787

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥250,215	¥651,127
Non-controlling interests	2,127	5,891
Other equity instruments holders	13,154	5,769

Earnings per share (1) :
Basic	¥63.75	¥162.60
Diluted	63.74	162.55

(1)
As resolved by our board of directors on May 15, 2024, we implemented a stock split on our common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

Total operating income decreased by ¥394,965 million, or 18%, from ¥2,147,543 million for the six months ended September 30, 2023 to ¥1,752,578 million for the six months ended September 30, 2024, primarily due to a decrease in net trading income (loss), which was partially offset by an increase in net interest income. Although impairment charges on financial assets decreased, net operating income also decreased by ¥369,774 million from ¥2,017,290 million for the six months ended September 30, 2023, to ¥1,647,516 million for the six months ended September 30, 2024.

Net profit decreased by ¥397,291 million from ¥662,787 million for the six months ended September 30, 2023 to ¥265,496 million for the six months ended September 30, 2024, as a result of the decrease in net operating income described above and increases in general and administrative expenses and other expenses, which were partially offset by a decrease in income tax expense.
Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024			2023
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with banks:
Domestic offices	¥1,150,796	¥4,272	0.74%	¥853,733	¥5,051	1.18%
Foreign offices	10,422,312	273,551	5.25%	10,461,026	241,478	4.62%

Total	11,573,108	277,823	4.80%	11,314,759	246,529	4.36%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,221,490	57,492	1.02%	11,750,343	32,821	0.56%
Foreign offices	10,755,711	206,862	3.85%	8,710,275	150,503	3.46%

Total	21,977,201	264,354	2.41%	20,460,618	183,324	1.79%

Investment securities (1) :
Domestic offices	19,250,422	145,201	1.51%	16,930,897	93,214	1.10%
Foreign offices	8,859,326	164,408	3.71%	7,399,580	116,263	3.14%

Total	28,109,748	309,609	2.20%	24,330,477	209,477	1.72%

Loans and advances (2) :
Domestic offices	71,707,367	664,401	1.85%	68,597,905	595,707	1.74%
Foreign offices	50,722,855	1,825,944	7.20%	45,726,467	1,541,355	6.74%

Total	122,430,222	2,490,345	4.07%	114,324,372	2,137,062	3.74%

Total interest-earning assets:
Domestic offices	103,330,075	871,366	1.69%	98,132,878	726,793	1.48%
Foreign offices	80,760,204	2,470,765	6.12%	72,297,348	2,049,599	5.67%

Total	¥184,090,279	¥3,342,131	3.63%	¥170,430,226	¥2,776,392	3.26%

	For the six months ended September 30,
	2024			2023
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥106,440,798	¥142,203	0.27%	¥103,569,747	¥102,102	0.20%
Foreign offices	41,952,526	989,764	4.72%	39,896,364	907,091	4.55%

Total	148,393,324	1,131,967	1.53%	143,466,111	1,009,193	1.41%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	14,344,145	209,825	2.93%	10,840,508	146,194	2.70%
Foreign offices	9,787,648	263,886	5.39%	8,289,719	212,182	5.12%

Total	24,131,793	473,711	3.93%	19,130,227	358,376	3.75%

Borrowings and other interest-bearing liabilities:
Domestic offices	17,478,378	61,535	0.70%	16,117,799	59,045	0.73%
Foreign offices	1,366,670	54,361	7.96%	1,125,467	50,966	9.06%

Total	18,845,048	115,896	1.23%	17,243,266	110,011	1.28%

Debt securities in issue:
Domestic offices	10,289,764	317,178	6.16%	9,836,853	294,719	5.99%
Foreign offices	2,473,550	64,588	5.22%	2,203,388	55,908	5.07%

Total	12,763,314	381,766	5.98%	12,040,241	350,627	5.82%

Premiums for deposit insurance and others:
Domestic offices	—	14,292	—	—	11,915	—
Foreign offices	—	39,481	—	—	47,328	—

Total	—	53,773	—	—	59,243	—

Total interest-bearing liabilities:
Domestic offices	148,553,085	745,033	1.00%	140,364,907	613,975	0.87%
Foreign offices	55,580,394	1,412,080	5.08%	51,514,938	1,273,475	4.94%

Total	¥204,133,479	¥2,157,113	2.11%	¥191,879,845	¥1,887,450	1.97%

Net interest income and interest rate spread		¥1,185,018	1.52%		¥888,942	1.29%

(1)
Taxable investment securities and
non-taxable
investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)
Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2024 compared to the six months ended September 30, 2023.

	Six months ended September 30, 2024 compared to six months ended September 30, 2023 Increase / (decrease)
	Volume	Rate	Net change

		(In millions)
Interest income:
Interest-earning deposits with banks:
Domestic offices	¥1,437	¥(2,216)	¥(779)
Foreign offices	(898)	32,971	32,073

Total	539	30,755	31,294

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(1,544)	26,215	24,671
Foreign offices	38,081	18,278	56,359

Total	36,537	44,493	81,030

Investment securities:
Domestic offices	14,035	37,952	51,987
Foreign offices	25,085	23,060	48,145

Total	39,120	61,012	100,132

Loans and advances:
Domestic offices	27,766	40,928	68,694
Foreign offices	175,452	109,137	284,589

Total	203,218	150,065	353,283

Total interest income:
Domestic offices	41,694	102,879	144,573
Foreign offices	237,720	183,446	421,166

Total	¥279,414	¥286,325	¥565,739

	Six months ended September 30, 2024 compared to six months ended September 30, 2023 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥2,945	¥37,156	¥40,101
Foreign offices	47,791	34,882	82,673

Total	50,736	72,038	122,774

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	50,488	13,143	63,631
Foreign offices	39,912	11,792	51,704

Total	90,400	24,935	115,335

Borrowings and other interest-bearing liabilities:
Domestic offices	4,829	(2,339)	2,490
Foreign offices	10,080	(6,685)	3,395

Total	14,909	(9,024)	5,885

Debt securities in issue:
Domestic offices	5,195	17,264	22,459
Foreign offices	7,960	720	8,680

Total	13,155	17,984	31,139

Premiums for deposit insurance and others:
Domestic offices	2,377	—	2,377
Foreign offices	(7,847)	—	(7,847)

Total	(5,470)	—	(5,470)

Total interest expense:
Domestic offices	65,834	65,224	131,058
Foreign offices	97,896	40,709	138,605

Total	¥163,730	¥105,933	¥269,663

Net interest income:
Domestic offices	¥(24,140)	¥37,655	¥13,515
Foreign offices	139,824	142,737	282,561

Total	¥115,684	¥180,392	¥296,076

Interest Income
Our interest income increased by ¥565,739 million, or 20%, from ¥2,776,392 million for the six months ended September 30, 2023 to ¥3,342,131 million for the six months ended September 30, 2024, primarily due to an increase in interest income on loans and advances of ¥353,283 million, or 17%. Interest income on loans and advances increased by ¥68,694 million, or 12% at domestic offices and by ¥284,589 million, or 18% at foreign offices. The increase at domestic offices was primarily due to an increase in the average rate of loans, reflecting an increase in loans with higher interest rates such as LBO and MBO financing, although this was partially offset by repayments of loans such as consumer housing loans with higher interest rates that had been extended in the past. The increase at foreign offices was due to an increase in the average balance of loans as well as an increase in the average rate of loans, as a result of our initiatives focused on profitability by replacing low-margin
assets.

Interest Expense
Our interest expense increased by ¥269,663 million, or 14%, from ¥1,887,450 million for the six months ended September 30, 2023 to ¥2,157,113 million for the six months ended September 30, 2024, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥122,774 million, or 12%, from ¥1,009,193 million for the six months ended September 30, 2023 to ¥1,131,967 million for the six months ended September 30, 2024, primarily due to an increase in the average rate on deposits at both domestic and foreign offices, reflecting an increase in the market interest rate.
Net Interest Income
Our net interest income increased by ¥296,076 million, or 33%, from ¥888,942 million for the six months ended September 30, 2023 to ¥1,185,018 million for the six months ended September 30, 2024. This was primarily due to an increase in the average rate on interest-earning assets, primarily loans and advances at foreign offices, which was partially offset by an increase in the average rate on deposits at both domestic and foreign offices.
From the six months ended September 30, 2023 to the six months ended September 30, 2024, the average rate on loans and advances at domestic offices increased by 0.11 percentage points from 1.74% to 1.85%. The average rate on loans and advances at foreign offices increased by 0.46 percentage points from 6.74% to 7.20%, resulting in the total for loans and advances increasing by 0.33 percentage points from 3.74% to 4.07%. On the other hand, the average rate on deposits increased by 0.12 percentage points from 1.41% to 1.53%, primarily due to an increase in the average rate on deposits at foreign offices of 0.17 percentage points from 4.55% to 4.72%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions)
Fee and commission income from:
Loans	¥86,325	¥71,500
Credit card business	231,147	207,529
Guarantees	40,431	41,245
Securities-related business	129,100	88,549
Deposits	9,396	9,016
Remittances and transfers	78,818	74,658
Safe deposits	2,043	2,195
Trust fees	4,499	3,785
Investment trusts	95,172	82,543
Agency	4,288	4,746
Others	107,131	104,949

Total fee and commission income	788,350	690,715

Fee and commission expense from:
Remittances and transfers	15,115	14,871
Others	135,319	104,218

Total fee and commission expense	150,434	119,089

Net fee and commission income	¥637,916	¥571,626

Fee and commission income increased by ¥97,635 million, or 14%, from ¥690,715 million for the six months ended September 30, 2023 to ¥788,350 million for the six months ended September 30, 2024. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through our securities-related business, fees and commissions obtained through investment trusts, loan transaction fees, and remittance and transfer fees. The increase in fee and commission income was primarily due to an increase in fees and commissions obtained through our securities-related business, reflecting the strong performance of the wealth management business in favorable market conditions and the rise in underwriting fees resulting from capturing active corporate actions, and an increase in fees obtained through our credit card business, reflecting an increase in cashless payments.
Fee and commission expense increased by ¥31,345 million, or 26%, from ¥119,089 million for the six months ended September 30, 2023 to ¥150,434 million for the six months ended September 30, 2024.
As a result, net fee and commission income increased by ¥66,290 million, or 12%, from ¥571,626 million for the six months ended September 30, 2023 to ¥637,916 million for the six months ended September 30, 2024.
Net Income (Loss) from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss, and Investment Securities
The following table sets forth our net income (loss) from trading, financial assets and liabilities at fair value through profit or loss, and investment securities for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions)
Net trading income (loss):
Interest rate	¥(25,919)	¥231,755
Foreign exchange	(183,594)	239,041
Equity	31,403	18,017
Credit	(1,681)	(415)
Others	771	(874)

Total net trading income (loss)	¥(179,020)	¥487,524

Net income (loss) from financial assets and liabilities at fair value through profit or loss:
Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥(10,905)	¥75,815
Net income from equity instruments	659	3,177
Net income (loss) from financial liabilities designated at fair value through profit or loss	(485)	992

Total net income (loss) from financial assets and liabilities at fair value through profit or loss	¥(10,731)	¥79,984

Net investment income:
Net gain from disposal of debt instruments	¥12,553	¥3,122
Dividend income	59,790	58,611

Total net investment income	¥72,343	¥61,733

Net trading income (loss), which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥666,544 million from a net income of ¥487,524 million for the six months ended September 30, 2023 to a net loss of ¥179,020 million for the six months ended September 30, 2024. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions and interest rate-related transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.
As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income.
Net income (loss) from financial assets and liabilities at fair value through profit or loss decreased by ¥90,715 million from a net income of ¥79,984 million for the six months ended September 30, 2023 to a net loss of ¥10,731 million for the six months ended September 30, 2024. This was primarily due to a decrease in net gains from changes in the fair value of investment funds.
Net investment income increased by ¥10,610 million from ¥61,733 million for the six months ended September 30, 2023 to ¥72,343 million for the six months ended September 30, 2024. This was primarily due to an increase in gains from sales of foreign bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions)
Loans and advances	¥114,194	¥129,983
Loan commitments	(6,494)	(5,132)
Financial guarantees	(2,638)	5,402

Total impairment charges on financial assets	¥105,062	¥130,253

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets decreased by ¥25,191 million from ¥130,253 million for the six months ended September 30, 2023 to ¥105,062 million for the six months ended September 30, 2024, primarily due to a decrease in impairment charges on loans and advances. The decrease was primarily due to a decrease in the provision for loan losses related to some large corporate borrowers recognized in the previous year. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions)
Personnel expenses	¥559,874	¥501,002
Depreciation and amortization	145,133	133,944
Building and maintenance expenses	3,933	4,798
Supplies expenses	10,526	8,008
Communication expenses	15,329	15,169
Publicity and advertising expenses	89,545	78,238
Taxes and dues	56,380	49,340
Outsourcing expenses	57,815	67,450
Office equipment expenses	32,759	39,477
Others	215,455	174,577

Total general and administrative expenses	¥1,186,749	¥1,072,003

General and administrative expenses increased by ¥114,746 million, or 11%, from ¥1,072,003 million for the six months ended September 30, 2023 to ¥1,186,749 million for the six months ended September 30, 2024. The increase was due to higher variable marketing costs and sales-related expenses in the credit card and securities businesses, as well as inflation and the translation impact of the depreciation of the yen, when compared to the same six-month
period in the previous year, on the expenses of our foreign offices.
Share of
Post-tax
Profit of Associates and Joint Ventures
Share of
post-tax
profit of associates and joint ventures decreased by ¥7,832 million from ¥55,286 million for the six months ended September 30, 2023 to ¥47,454 million for the six months ended September 30, 2024, primarily due to a decrease in the share of profit of associates and joint ventures engaged in the leasing business, reflecting the net loss from derivative financial instruments.
Income Tax Expense
Income tax expense decreased by ¥155,493 million from ¥208,185 million for the six months ended September 30, 2023 to ¥52,692 million for the six months ended September 30, 2024. The decrease was primarily due to an increase in deferred tax benefit related to derivative financial instruments.
Business Segment Analysis
Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.
We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and Sumitomo Mitsui Card, which merged with SMBC Finance Service Co., Ltd., formerly a wholly owned subsidiary of Sumitomo Mitsui Card, on April 1, 2024.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023, and the Global Markets Division of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the differences between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes the elimination items related to internal transactions between the Group companies.
Segmental Results of Operations
The following tables show our results of operations by business segment for the six months ended September 30, 2024 and 2023.

For the six months ended September 30, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥441.2	¥668.4	¥643.9	¥362.6	¥(70.8)	¥2,045.3
General and administrative expenses	(163.1)	(541.8)	(426.2)	(93.9)	52.3	(1,172.7)
Others (2)	60.1	2.2	44.6	16.8	(78.1)	45.6

Consolidated net business profit	¥338.2	¥128.8	¥262.3	¥285.5	¥(96.6)	¥918.2

For the six months ended September 30, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥396.9	¥621.8	¥670.5	¥286.6	¥(158.5)	¥1,817.3
General and administrative expenses	(151.9)	(526.8)	(391.0)	(79.9)	67.4	(1,082.2)
Others (2)	53.6	3.4	31.8	15.8	(68.8)	35.8

Consolidated net business profit	¥298.6	¥98.4	¥311.3	¥222.5	¥(159.9)	¥770.9

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2024. It also includes the changes from the same period in the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the six months ended September 30, 2024 was ¥441.2 billion and increased by ¥47.2 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to increases in interest income on loans of SMBC and fees and commission income related to the securities business.
General and administrative expenses for the six months ended September 30, 2024 was ¥163.1 billion and increased by ¥14.0 billion on an adjusted basis compared to the six months ended September 30, 2023.
Others for the six months ended September 30, 2024 was ¥60.1 billion.
As a result, consolidated net business profit for the six months ended September 30, 2024 was ¥338.2 billion and increased by ¥38.6 billion on an adjusted basis compared to the six months ended September 30, 2023.
Retail Business Unit
Consolidated gross profit for the six months ended September 30, 2024 was ¥668.4 billion and increased by ¥63.3 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to increases in income from the wealth management and payment businesses.
General and administrative expenses for the six months ended September 30, 2024 was ¥541.8 billion and increased by ¥34.7 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to an increase in the variable marketing costs of Sumitomo Mitsui Card.

Others for the six months ended September 30, 2024 was ¥2.2 billion.
As a result, consolidated net business profit for the six months ended September 30, 2024 was ¥128.8 billion and increased by ¥27.5 billion on an adjusted basis compared to the six months ended September 30, 2023.
Global Business Unit
Consolidated gross profit for the six months ended September 30, 2024 was ¥643.9 billion and increased by ¥39.4 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to increases in interest income on loans and loan-related fees.
General and administrative expenses for the six months ended September 30, 2024 was ¥426.2 billion and increased by ¥39.6 billion on an adjusted basis compared to the six months ended September 30, 2023.
Others for the six months ended September 30, 2024 was ¥44.6 billion and increased by ¥11.7 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to an increase in our share of post-tax
profit of associates and joint ventures.
As a result, consolidated net business profit for the six months ended September 30, 2024 was ¥262.3 billion and increased by ¥11.5 billion on an adjusted basis compared to the six months ended September 30, 2023.
Global Markets Business Unit
Consolidated gross profit for the six months ended September 30, 2024 was ¥362.6 billion and increased by ¥67.7 billion on an adjusted basis compared to the six months ended September 30, 2023. This was primarily due to nimble portfolio management in the volatile market environment.
General and administrative expenses for the six months ended September 30, 2024 was ¥93.9 billion and increased by ¥11.7 billion on an adjusted basis compared to the six months ended September 30, 2023.
Others for the six months ended September 30, 2024 was ¥16.8 billion.
As a result, consolidated net business profit for the six months ended September 30, 2024 was ¥285.5 billion and increased by ¥57.0 billion on an adjusted basis compared to the six months ended September 30, 2023.
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. In Japan, we compete with other major Japanese banking groups and financial service providers. Outside Japan, we mainly compete with global financial institutions in the Americas, Europe and Middle East, and Asia and Oceania.

	For the six months ended September 30,
	2024	2023
Region:
Japan	23%	39%
Foreign:
Americas	37%	27%
Europe and Middle East	11%	10%
Asia and Oceania (excluding Japan)	29%	24%

Total	100%	100%

Financial Condition
Assets
Our total assets decreased by ¥3,074,890 million from ¥281,271,637 million at March 31, 2024 to ¥278,196,747 million at September 30, 2024. The decrease was primarily due to decreases in cash and deposits with banks and loans and advances, which were partially offset by an increase in reverse repurchase agreements and cash collateral on securities borrowed.
Our assets at September 30, 2024 and March 31, 2024 were as follows:

	At September 30, 2024	At March 31, 2024

	(In millions)
Cash and deposits with banks	¥74,548,831	¥78,750,443
Call loans and bills bought	4,333,608	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	19,661,321	14,148,667
Trading assets	5,911,774	6,512,061
Derivative financial instruments	8,634,011	9,909,272
Financial assets at fair value through profit or loss	2,249,857	2,376,129
Investment securities	32,112,677	30,149,837
Loans and advances	118,780,427	121,716,465
Investments in associates and joint ventures	1,603,580	1,552,645
Property, plant and equipment	1,324,835	1,347,093
Intangible assets	1,051,327	1,025,548
Other assets	7,910,902	8,327,942
Current tax assets	25,839	61,175
Deferred tax assets	47,758	58,080

Total assets	¥278,196,747	¥281,271,637

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At September 30, 2024, our loans and advances were ¥118,780,427 million, or 43% of total assets, representing a decrease of ¥2,936,038 million, or 2%, from ¥121,716,465 million at March 31, 2024. The decrease in loans and advances to domestic customers was primarily due to the repayment of large loans, although we captured steady demand for financing during robust business activities. The decrease in loans and advances to foreign customers was primarily due to the translation impact of the appreciation of the yen, although our balance of loans and advances in foreign currency increased, reflecting our efforts to meet corporate customers’ financing needs.

Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2024	At March 31, 2024

	(In millions)
Manufacturing	¥11,158,042	¥11,280,268
Agriculture, forestry, fisheries and mining	221,749	243,528
Construction	1,156,266	1,107,013
Transportation, communications and public enterprises	6,211,485	6,320,575
Wholesale and retail	5,979,096	6,222,405
Finance and insurance	3,789,334	3,877,554
Real estate and goods rental and leasing	17,302,198	16,921,046
Services	5,082,197	5,449,640
Municipalities	505,332	573,667
Lease financing	16,335	48,492
Consumer (1)	16,652,096	16,426,993
Others (2)	1,789,753	2,691,225

Total domestic	¥69,863,883	¥71,162,406

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,098,440 million and ¥11,008,530 million at September 30, 2024 and March 31, 2024, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2024	At March 31, 2024

	(In millions)
Public sector	¥584,371	¥598,598
Financial institutions	11,061,275	10,874,863
Commerce and industry	31,650,782	33,669,222
Lease financing	324,570	276,063
Others	6,770,028	6,604,968

Total foreign	¥50,391,026	¥52,023,714

Allowance for Loan Losses
We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model.

We assumed that the Japanese economy would recover moderately due to a recovery in private consumption and increase in capital investment and also assumed that the global economy would generally recover. For a detailed explanation of forward-looking information, see Note 7 “Loans and Advances” to our consolidated financial statements included elsewhere in this report.
In respect of additional ECL adjustments, we decided to make ECL adjustments for the portfolios affected by the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment. At September 30, 2024, our credit risk exposure to Russian borrowers was approximately ¥254 billion and the ECL for that exposure was ¥96,439 million. Further, the additional adjustments to the ECL allowance for the portfolios affected by the continuing high interest rates in foreign countries and for the portfolios affected by the changes in the domestic business environment were ¥15,189 million and ¥10,985 million, respectively.
For the six months ended September 30, 2024, the allowance for loan losses increased by ¥2,654 million from ¥979,000 million at beginning of the period to ¥981,654 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥114,194 million and charge-offs of ¥110,103 million for the six months ended September 30, 2024, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.
The provision for loan losses decreased by ¥15,789 million from ¥129,983 million for the six months ended September 30, 2023 to ¥114,194 million for the six months ended September 30, 2024, primarily due to a decrease in the provision for loan losses related to some large corporate borrowers recognized in the previous year. Charge-offs increased by ¥18,591 million from ¥91,512 million for the six months ended September 30, 2023, to ¥110,103 million for the six months ended September 30, 2024.
The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2024 and 2023.

	At September 30, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(4,967)	(8,002)	12,969	—
Provision (credit) for loan losses	38,391	(11,067)	86,870	114,194
Charge-offs (1)	—	—	110,103	110,103
Recoveries	—	—	10,438	10,438

Net charge-offs	—	—	99,665	99,665
Others (2)	18	(3,337)	(8,556)	(11,875)

Balance at September 30, 2024	¥229,767	¥235,136	¥516,751	¥981,654

	At September 30, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(1,301)	(9,373)	10,674	—
Provision for loan losses	12,665	18,250	99,068	129,983
Charge-offs (1)	—	—	91,512	91,512
Recoveries	—	—	8,049	8,049

Net charge-offs	—	—	83,463	83,463
Others (2)	7,235	8,117	23,645	38,997

Balance at September 30, 2023	¥206,054	¥257,488	¥486,089	¥949,631

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2024 and 2023.
Impaired Loans and Advances
A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.
“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.
Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”
The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.
“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but are classified by management as impaired loans and advances due to certain information about credit problems.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2024 and March 31, 2024 classified by domicile and type of industry of the borrowers. At September 30, 2024, gross impaired loans and advances were ¥1,254,796 million, a decrease of ¥83,648 million from ¥1,338,444 million at March 31, 2024. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.0% at September 30, 2024, a decrease of 0.1 percentage points from 1.1% at March 31, 2024.

	At September 30, 2024	At March 31, 2024
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥79,569	¥87,636
Agriculture, forestry, fisheries and mining	1,846	1,939
Construction	7,746	6,733
Transportation, communications and public enterprises	25,406	29,069
Wholesale and retail	66,095	75,109
Finance and insurance	102	148
Real estate and goods rental and leasing	21,670	25,541
Services	68,098	135,939
Consumer	146,820	135,310
Others	7,403	8,887

Total domestic	424,755	506,311

Foreign:
Financial institutions	149	10,254
Commerce and industry	392,566	388,047
Others	71,660	70,674

Total foreign	464,375	468,975

Total	889,130	975,286

Past due three months or more (loans):
Domestic	25,467	47,350
Foreign	39,950	26,954

Total	65,417	74,304

Restructured (loans):
Domestic	202,345	196,398
Foreign	60,976	43,680

Total	263,321	240,078

Other impaired (loans and advances):
Domestic	33,018	39,041
Foreign	3,910	9,735

Total	36,928	48,776

Gross impaired loans and advances	1,254,796	1,338,444

Less: Allowance for loan losses for impaired loans and advances	(516,751)	(525,133)

Net impaired loans and advances	¥738,045	¥813,311

Investment Securities
Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥32,112,677 million at September 30, 2024, an increase of ¥1,962,840 million, or 7%, from ¥30,149,837 million at March 31, 2024. The increase in our investment securities was primarily due to an increase in our holdings of Japanese government bonds.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥352,863 million at September 30, 2024, an increase of ¥36,471 million, or 12%, from ¥316,392 million at March 31, 2024, primarily due to increases in our holdings of Japanese government bonds, Japanese municipal bonds and mortgage-backed securities.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥10,946,884 million at September 30, 2024, an increase of ¥1,550,939 million, or 17%, from ¥9,395,945 million at March 31, 2024. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥15,510,616 million of foreign debt instruments at September 30, 2024, which was an increase of ¥890,377 million, or 6%, from ¥14,620,239 million at March 31, 2024. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to increases in our holdings of bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities.
We had ¥3,702,091 million of domestic equity instruments and ¥1,600,223 million of foreign equity instruments at September 30, 2024, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥696,819 million, or 16%, from ¥4,398,910 million at March 31, 2024. Net unrealized gains on our domestic equity instruments decreased by ¥624,639 million, or 20%, from ¥3,197,856 million at March 31, 2024 to ¥2,573,217 million at September 30, 2024. The decrease was primarily due to a decrease in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥46,006 million, or 4%, from ¥1,108,894 million at March 31, 2024 to ¥1,154,900 million at September 30, 2024, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2024 and March 31, 2024.

	At September 30, 2024
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥94,550	¥—	¥774	¥93,776
Japanese municipal bonds	151,874	5	1,605	150,274
Japanese corporate bonds	12,979	—	63	12,916

Total domestic	259,403	5	2,442	256,966

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,959	186	206	77,939
Mortgage-backed securities	11,159	6	155	11,010
Other debt instruments	4,342	—	—	4,342

Total foreign	93,460	192	361	93,291

Total	¥352,863	¥197	¥2,803	¥350,257

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,346,669	¥217	¥44,229	¥9,302,657
Japanese municipal bonds	948,291	—	22,040	926,251
Japanese corporate bonds	749,599	—	32,141	717,458
Other debt instruments	518	—	—	518

Total domestic	11,045,077	217	98,410	10,946,884

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,381,840	25,036	277,897	6,128,979
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,587,433	8,495	97,111	4,498,817
Mortgage-backed securities	4,031,353	34,058	132,378	3,933,033
Other debt instruments	947,931	2,344	488	949,787

Total foreign	15,948,557	69,933	507,874	15,510,616

Total	¥26,993,634	¥70,150	¥606,284	¥26,457,500

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,128,874	¥2,596,801	¥23,584	¥3,702,091
Foreign equity instruments	445,323	1,188,330	33,430	1,600,223

Total	¥1,574,197	¥3,785,131	¥57,014	¥5,302,314

	At March 31, 2024
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,561	¥—	¥466	¥78,095
Japanese municipal bonds	142,557	28	966	141,619
Japanese corporate bonds	12,977	14	15	12,976

Total domestic	234,095	42	1,447	232,690

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,578	204	126	77,656
Mortgage-backed securities	2,703	16	10	2,709
Other debt instruments	2,016	6	—	2,022

Total foreign	82,297	226	136	82,387

Total	¥316,392	¥268	¥1,583	¥315,077

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,601,999	¥88	¥54,710	¥7,547,377
Japanese municipal bonds	1,075,879	1	22,548	1,053,332
Japanese corporate bonds	823,255	2	28,337	794,920
Other debt instruments	316	—	—	316

Total domestic	9,501,449	91	105,595	9,395,945

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,505,963	2,207	446,045	6,062,125
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,244,042	6,174	105,881	4,144,335
Mortgage-backed securities	3,725,055	13,290	192,780	3,545,565
Other debt instruments	866,513	2,460	759	868,214

Total foreign	15,341,573	24,131	745,465	14,620,239

Total	¥24,843,022	¥24,222	¥851,060	¥24,016,184

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥1,201,054	¥3,216,866	¥19,010	¥4,398,910
Foreign equity instruments	309,457	1,154,722	45,828	1,418,351

Total	¥1,510,511	¥4,371,588	¥64,838	¥5,817,261

(1)	“Amortized cost” for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2024 and March 31, 2024.

	At September 30, 2024
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥15,950	¥32	¥77,825	¥742	¥93,775	¥774
Japanese municipal bonds	47,895	278	97,375	1,327	145,270	1,605
Japanese corporate bonds	7,962	25	4,954	38	12,916	63

Total domestic	71,807	335	180,154	2,107	251,961	2,442

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	13,327	136	13,383	70	26,710	206
Mortgage-backed securities	7,304	107	1,639	48	8,943	155
Other debt instruments	—	—	—	—	—	—

Total foreign	20,631	243	15,022	118	35,653	361

Total	¥92,438	¥578	¥195,176	¥2,225	¥287,614	¥2,803

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,734,660	¥855	¥1,887,287	¥43,374	¥7,621,947	¥44,229
Japanese municipal bonds	2,076	9	924,164	22,031	926,240	22,040
Japanese corporate bonds	2,431	17	715,006	32,124	717,437	32,141
Other debt instruments	—	—	—	—	—	—

Total domestic	5,739,167	881	3,526,457	97,529	9,265,624	98,410

Foreign:
U.S. Treasury and other U.S. government agency bonds	819,613	3,091	3,475,812	274,806	4,295,425	277,897
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	1,922,670	2,358	478,924	94,753	2,401,594	97,111
Mortgage-backed securities	292,610	986	928,436	131,392	1,221,046	132,378
Other debt instruments	291,200	466	9,978	22	301,178	488

Total foreign	3,326,093	6,901	4,893,150	500,973	8,219,243	507,874

Total	¥9,065,260	¥7,782	¥8,419,607	¥598,502	¥17,484,867	¥606,284

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥40,929	¥5,693	¥33,592	¥17,891	¥74,521	¥23,584
Foreign equity instruments	6,336	999	51,019	32,431	57,355	33,430

Total	¥47,265	¥6,692	¥84,611	¥50,322	¥131,876	¥57,014

	At March 31, 2024
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,095	¥466	¥—	¥—	¥78,095	¥466
Japanese municipal bonds	85,383	365	39,208	601	124,591	966
Japanese corporate bonds	4,976	15	—	—	4,976	15

Total domestic	168,454	846	39,208	601	207,662	1,447

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	5,848	64	16,035	62	21,883	126
Mortgage-backed securities	1,551	10	—	—	1,551	10
Other debt instruments	—	—	—	—	—	—

Total foreign	7,399	74	16,035	62	23,434	136

Total	¥175,853	¥920	¥55,243	¥663	¥231,096	¥1,583

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,904,315	¥3,219	¥1,623,290	¥51,491	¥7,527,605	¥54,710
Japanese municipal bonds	14,505	23	1,038,729	22,525	1,053,234	22,548
Japanese corporate bonds	26,442	176	735,491	28,161	761,933	28,337
Other debt instruments	—	—	—	—	—	—

Total domestic	5,945,262	3,418	3,397,510	102,177	9,342,772	105,595

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,120,207	25,473	3,658,559	420,572	5,778,766	446,045
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	2,041,737	3,911	494,944	101,970	2,536,681	105,881
Mortgage-backed securities	1,236,761	10,088	1,062,246	182,692	2,299,007	192,780
Other debt instruments	280,780	742	9,983	17	290,763	759

Total foreign	5,679,485	40,214	5,225,732	705,251	10,905,217	745,465

Total	¥11,624,747	¥43,632	¥8,623,242	¥807,428	¥20,247,989	¥851,060

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥5,672	¥549	¥33,095	¥18,461	¥38,767	¥19,010
Foreign equity instruments	1,014	419	37,605	45,409	38,619	45,828

Total	¥6,686	¥968	¥70,700	¥63,870	¥77,386	¥64,838

Trading Assets
The following table shows our trading assets at September 30, 2024 and March 31, 2024. Our trading assets were ¥5,911,774 million at September 30, 2024, a decrease of ¥600,287 million from ¥6,512,061 million at March 31, 2024. The decrease was primarily due to a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At September 30, 2024	At March 31, 2024

	(In millions)
Debt instruments	¥5,350,954	¥5,674,162
Equity instruments	560,820	837,899

Total trading assets	¥5,911,774	¥6,512,061

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2024 and March 31, 2024. The fair value was ¥2,249,857 million at September 30, 2024, a decrease of ¥126,272 million from ¥2,376,129 million at March 31, 2024. The decrease was primarily due to a decrease in our holdings of investment funds.

	At September 30, 2024	At March 31, 2024

	(In millions)
Debt instruments	¥2,162,632	¥2,293,049
Equity instruments	87,225	83,080

Total financial assets at fair value through profit or loss	¥2,249,857	¥2,376,129

Liabilities
Our total liabilities decreased by ¥3,166,424 million from ¥264,992,539 million at March 31, 2024 to ¥261,826,115 million at September 30, 2024, primarily due to decreases in deposits and derivative financial instruments, which were partially offset by an increase in repurchase agreements and cash collateral on securities lent.
The following table shows our liabilities at September 30, 2024 and March 31, 2024.

	At September 30, 2024	At March 31, 2024

	(In millions)
Deposits	¥178,508,958	¥182,097,319
Call money and bills sold	4,221,905	3,138,049
Repurchase agreements and cash collateral on securities lent	22,004,657	20,166,958
Trading liabilities	4,718,056	4,924,490
Derivative financial instruments	9,516,233	11,877,473
Financial liabilities designated at fair value through profit or loss	545,667	498,284
Borrowings	16,529,331	16,107,158
Debt securities in issue	13,147,317	14,075,084
Provisions	291,603	231,319
Other liabilities	11,782,176	11,025,782
Current tax liabilities	115,537	170,284
Deferred tax liabilities	444,675	680,339

Total liabilities	¥261,826,115	¥264,992,539

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits, and negotiable certificates of deposit. Domestic deposits, 77% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.
Our deposit balances at September 30, 2024 were ¥178,508,958 million, a decrease of ¥3,588,361 million from ¥182,097,319 million at March 31, 2024. The decrease was primarily due to a decrease in deposits at foreign offices, reflecting the translation impact of the appreciation of the yen and our prioritization of profitability amid intense rate competition with other banks.
The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2024 and March 31, 2024.

	At September 30, 2024	At March 31, 2024

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥30,826,349	¥34,511,806
Interest-bearing demand deposits	72,633,612	74,426,922
Deposits at notice	657,837	690,015
Time deposits	19,302,278	16,551,537
Negotiable certificates of deposit	3,515,995	3,583,425
Others	10,877,612	8,500,540

Total domestic offices	137,813,683	138,264,245

Foreign offices:
Non-interest-bearing demand deposits	2,634,766	3,027,357
Interest-bearing demand deposits	5,634,591	5,811,763
Deposits at notice	12,536,403	12,443,021
Time deposits	9,923,004	11,332,102
Negotiable certificates of deposit	9,820,658	11,088,851
Others	145,853	129,980

Total foreign offices	40,695,275	43,833,074

Total deposits	¥178,508,958	¥182,097,319

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2024, our borrowings were ¥16,529,331 million, an increase of ¥422,173 million, or 3%, from ¥16,107,158 million at March 31, 2024, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2024 and March 31, 2024.

	At September 30, 2024	At March 31, 2024

	(In millions)
Unsubordinated borrowings	¥14,788,470	¥14,356,932
Subordinated borrowings	153,577	159,427
Liabilities associated with securitization transactions	1,173,466	1,168,156
Lease liabilities	413,818	422,643

Total borrowings	¥16,529,331	¥16,107,158

Debt Securities in Issue
Debt securities in issue at September 30, 2024 were ¥13,147,317 million, a decrease of ¥927,767 million, or 7%, from ¥14,075,084 million at March 31, 2024, primarily due to decreases in commercial paper and unsubordinated bonds.

	At September 30, 2024	At March 31, 2024

	(In millions)
Commercial paper	¥2,873,893	¥3,324,405
Unsubordinated bonds	8,941,877	9,306,487
Subordinated bonds	1,331,547	1,444,192

Total debt securities in issue	¥13,147,317	¥14,075,084

Total Equity
Our total equity increased by ¥91,534 million from ¥16,279,098 million at March 31, 2024 to ¥16,370,632 million at September 30, 2024, primarily due to an increase in equity attributable to other equity instruments holders. The increase in equity attributable to other equity instruments holders was primarily due to the issuances of perpetual subordinated bonds qualified as Additional Tier 1 capital.

	At September 30, 2024	At March 31, 2024

	(In millions)
Capital stock	¥2,345,961	¥2,344,038
Capital surplus	662,639	663,265
Retained earnings	7,828,663	7,769,222
Treasury stock	(34,102)	(167,671)

Equity excluding other reserves	10,803,161	10,608,854
Other reserves	3,751,932	4,070,834

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,555,093	14,679,688
Non-controlling interests	132,887	137,066
Equity attributable to other equity instruments holders	1,682,652	1,462,344

Total equity	¥16,370,632	¥16,279,098

Liquidity
We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.
As shown in the following table, total deposits decreased by ¥3,588,361 million from ¥182,097,319 million at March 31, 2024 to ¥178,508,958 million at September 30, 2024. The balance of deposits at September 30, 2024 exceeded the balance of loans and advances by ¥59,728,531 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 67%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2024	At March 31, 2024

	(In millions)
Loans and advances	¥118,780,427	¥121,716,465
Deposits	178,508,958	182,097,319
We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Global Markets Business Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.
We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.
We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2024.

At November 30, 2024
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2024.

At November 30, 2024
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	S	F1
We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the BCBS in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company’s and SMBC’s LCRs for the three months ended September 30, 2024 and NSFRs at September 30, 2024. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended September 30, 2024 (1)
SMFG (consolidated)	133.6%
SMBC (consolidated)	138.5%
SMBC (nonconsolidated)	144.7%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended September 30, 2024 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At September 30, 2024 (1)
SMFG (consolidated)	117.9%
SMBC (consolidated)	127.6%
SMBC (nonconsolidated)	126.2%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2024.

Capital Management
With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal ratings-based (“IRB”) approach and the advanced IRB approach for measuring credit risk. Banks are permitted to calculate the Internal Loss Multiplier (“ILM”) using internal loss data for measuring operational risk, provided that specific conditions are met. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for measuring credit risk, and to calculate the ILM with internal loss data for measuring operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
We and SMBC have adopted the advanced IRB approach for measuring credit risk since March 2009 and the standardized measurement approach by using the ILM for measuring operational risk since March 2024.
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.17% at September 30, 2024.
In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as
G-SIBs,
which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of
G-SIB
capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of
G-SIBs
on an annual basis.
To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the
G-SIB
capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.

In December 2017, the Group of Central Bank Governors and Heads of Supervision finalized the Basel III regulatory reforms, and Japanese regulations in accordance with the finalized reforms have been applied to banks and bank holding companies with international operations since March 2024. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2024.
In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 2023.
In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on a consolidated basis for bank holding companies.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 2024. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 2023, while the finalized definition of the leverage ratio exposure measure took effect from March 2024, except for banks that have notified the FSA that they wish to apply the amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provided that from April 1, 2024, the minimum leverage ratio is increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio is increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
is increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2024 and March 31, 2024, based on the Basel III rules.

	At September 30, 2024	At March 31, 2024

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.99%	15.29%
Tier 1 risk-weighted capital ratio	14.83%	14.33%
Common Equity Tier 1 risk-weighted capital ratio	13.18%	12.91%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥14,477.2	¥14,197.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	13,420.9	13,311.6
Common Equity Tier 1 capital	11,930.3	11,992.6
Risk-weighted assets	90,490.9	92,848.6
The amount of minimum total capital requirements (1)	7,239.3	7,427.9

Leverage ratio	5.46%	5.27%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, unrealized gains and losses included in accumulated other comprehensive income, and non-controlling
interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.
Non-controlling
interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling
interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.
Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.
Additional Tier 1 capital consists primarily of perpetual subordinated bonds.
Tier 2 capital consists primarily of subordinated debt securities.
Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2024 and March 31, 2024 on a consolidated and nonconsolidated basis.

	At September 30, 2024	At March 31, 2024

	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	17.08%	16.11%
Tier 1 risk-weighted capital ratio	15.54%	14.80%
Common Equity Tier 1 risk-weighted capital ratio	12.85%	12.42%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥13,369.4	¥12,998.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	12,160.4	11,937.9
Common Equity Tier 1 capital	10,054.2	10,021.5
Risk-weighted assets	78,241.3	80,641.3
The amount of minimum total capital requirements (1)	6,259.3	6,451.3

Leverage ratio	5.36%	5.19%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	15.69%	14.27%
Tier 1 risk-weighted capital ratio	13.90%	12.86%
Common Equity Tier 1 risk-weighted capital ratio	10.97%	10.35%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,845.8	¥10,638.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,609.5	9,583.2
Common Equity Tier 1 capital	7,582.3	7,713.8
Risk-weighted assets	69,117.4	74,498.6
The amount of minimum total capital requirements (1)	5,529.4	5,959.9

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2024, the capital adequacy ratio was 318.6% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT
Risk Management System
Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form
20-F
for the fiscal year ended March 31, 2024. There were no material changes in our risk management system for the six months ended September 30, 2024.
Credit Risk
Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2024. There were no material changes in our credit risk management system for the six months ended September 30, 2024.
Market Risk
Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2024.
Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).
VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point
(0.01%) movement in interest rates.
The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur, given a fixed confidence interval. The VaR calculation method we employ for both trading and non-trading
activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).
This method is reviewed periodically and refined, if necessary.
VaR Summary
The following tables set forth our VaR for trading activities and non-trading
activities by risk categories for the six months ended September 30, 2024.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2024:
SMBC Consolidated
Maximum	¥7.1	¥6.5	¥1.5	¥17.6	¥23.4
Minimum	4.4	3.2	0.1	12.4	17.8
Daily average	5.6	4.8	0.6	14.8	20.2
At September 30, 2024	6.2	6.1	0.3	17.3	23.2
At March 31, 2024	5.6	4.0	0.1	13.3	17.5

SMFG Consolidated
Maximum	¥22.7	¥8.1	¥11.6	¥17.6	¥47.0
Minimum	17.8	4.5	4.8	12.4	38.4
Daily average	19.4	6.2	7.0	14.8	41.4
At September 30, 2024	19.7	7.3	5.3	17.3	42.7
At March 31, 2024	19.5	5.2	8.1	13.3	40.0

(1)
Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-Trading
Activities
• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2024:
SMBC Consolidated
Maximum	¥80.6	¥0.0	¥34.1	¥0.0	¥94.7
Minimum	60.2	0.0	12.6	0.0	64.8
Daily average	70.6	0.0	25.1	0.0	79.0
At September 30, 2024	60.2	0.0	18.8	0.0	66.5
At March 31, 2024	78.0	0.0	31.8	0.0	93.5

SMFG Consolidated
Maximum	¥82.1	¥0.0	¥34.1	¥0.0	¥96.3
Minimum	61.6	0.0	12.6	0.0	66.2
Daily average	71.9	0.0	25.1	0.0	80.3
At September 30, 2024	61.6	0.0	18.8	0.0	67.9
At March 31, 2024	79.6	0.0	31.8	0.0	95.1

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Equity Holding Investment

Equities risk
(In billions)
For the six months ended September 30, 2024:
SMBC Consolidated
Maximum	¥1,258.2
Minimum	967.9
Daily average	1,183.5
At September 30, 2024	1,077.2
At March 31, 2024	1,252.7

SMFG Consolidated
Maximum	¥1,576.8
Minimum	1,233.7
Daily average	1,488.4
At September 30, 2024	1,360.3
At March 31, 2024	1,567.2
Back-testing
The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.
Stress Tests
To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.
Interest Rate Risk
To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point
(0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.
Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2024 and March 31, 2024, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2024 and March 31, 2024 were 3.1% and 2.5%, respectively, and those for SMFG on a consolidated basis at September 30, 2024 and March 31, 2024 were 2.8% and 2.2%, respectively.
ΔNII is defined as a decline in interest income over a
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking
12-month
period.

	At September 30, 2024			At March 31, 2024
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up		¥265.9	¥(354.1)		¥295.8	¥(506.1)
Parallel shock down		150.8	501.7		172.7	692.7
Steepener shock		34.1	—		40.5	—
Flattener shock		378.9	—		224.6	—
Short rate shock up		319.7	—		173.9	—
Short rate shock down		38.4	—		39.8	—
Maximum		378.9	501.7		295.8	692.7

	At September 30, 2024			At March 31, 2024

	(In billions)
Tier 1 Capital	¥		12,160.4	¥		11,937.9

	At September 30, 2024			At March 31, 2024
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up		¥265.9	¥(354.1)		¥295.8	¥(506.1)
Parallel shock down		150.8	501.7		172.7	692.7
Steepener shock		34.1	—		40.5	—
Flattener shock		378.9	—		224.6	—
Short rate shock up		319.7	—		173.9	—
Short rate shock down		38.4	—		39.8	—
Maximum		378.9	501.7		295.8	692.7

	At September 30, 2024			At March 31, 2024

	(In billions)
Tier 1 Capital	¥		13,420.9	¥		13,311.6

Note:
ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2024	At March 31, 2024

		(In millions)
Assets:
Cash and deposits with banks		¥74,548,831	¥78,750,443
Call loans and bills bought		4,333,608	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed		19,661,321	14,148,667
Trading assets		5,911,774	6,512,061
Derivative financial instruments	5	8,634,011	9,909,272
Financial assets at fair value through profit or loss		2,249,857	2,376,129
Investment securities	6	32,112,677	30,149,837
Loans and advances	7	118,780,427	121,716,465
Investments in associates and joint ventures		1,603,580	1,552,645
Property, plant and equipment		1,324,835	1,347,093
Intangible assets		1,051,327	1,025,548
Other assets		7,910,902	8,327,942
Current tax assets		25,839	61,175
Deferred tax assets		47,758	58,080

Total assets		¥278,196,747	¥281,271,637

Liabilities:
Deposits		¥178,508,958	¥182,097,319
Call money and bills sold		4,221,905	3,138,049
Repurchase agreements and cash collateral on securities lent		22,004,657	20,166,958
Trading liabilities		4,718,056	4,924,490
Derivative financial instruments	5	9,516,233	11,877,473
Financial liabilities designated at fair value through profit or loss		545,667	498,284
Borrowings	8	16,529,331	16,107,158
Debt securities in issue	9	13,147,317	14,075,084
Provisions	10	291,603	231,319
Other liabilities		11,782,176	11,025,782
Current tax liabilities		115,537	170,284
Deferred tax liabilities		444,675	680,339

Total liabilities		261,826,115	264,992,539

Equity:
Capital stock	11	2,345,961	2,344,038
Capital surplus		662,639	663,265
Retained earnings		7,828,663	7,769,222
Treasury stock	11	(34,102)	(167,671)

Equity excluding other reserves		10,803,161	10,608,854
Other reserves		3,751,932	4,070,834

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		14,555,093	14,679,688
Non-controlling interests		132,887	137,066
Equity attributable to other equity instruments holders	12	1,682,652	1,462,344

Total equity		16,370,632	16,279,098

Total equity and liabilities		¥278,196,747	¥281,271,637

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2024	2023

		(In millions, except per share data)
Interest income		¥3,342,131	¥2,776,392
Interest expense		2,157,113	1,887,450

Net interest income		1,185,018	888,942

Fee and commission income	13	788,350	690,715
Fee and commission expense		150,434	119,089

Net fee and commission income		637,916	571,626

Net trading income (loss)		(179,020)	487,524
Net income (loss) from financial assets and liabilities at fair value through profit or loss		(10,731)	79,984
Net investment income		72,343	61,733
Other income		47,052	57,734

Total operating income		1,752,578	2,147,543

Impairment charges on financial assets	14	105,062	130,253

Net operating income		1,647,516	2,017,290

General and administrative expenses		1,186,749	1,072,003
Other expenses		190,033	129,601

Operating expenses		1,376,782	1,201,604

Share of post-tax profit of associates and joint ventures		47,454	55,286

Profit before tax		318,188	870,972

Income tax expense		52,692	208,185

Net profit		¥265,496	¥662,787

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥250,215	¥651,127
Non-controlling interests		2,127	5,891
Other equity instruments holders		13,154	5,769

Earnings per share (1) :
Basic	15	¥63.75	¥162.60
Diluted	15	63.74	162.55

(1)
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split on its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three
shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2024	2023

	(In millions)
Net profit	¥265,496	¥662,787

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	10,356	(6,886)
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(291,120)	760,840
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	2,747	(7,589)
Share of other comprehensive income (loss) of associates and joint ventures	675	1,790
Income tax relating to items that will not be reclassified	83,756	(223,425)

Total items that will not be reclassified to profit or loss, net of tax	(193,586)	524,730

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	303,502	(484,785)
Reclassification adjustments for (gains) losses included in net profit, before tax	(50,202)	45,420
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(125,705)	487,098
Share of other comprehensive income (loss) of associates and joint ventures	45,804	33,910
Income tax relating to items that may be reclassified	(77,513)	132,461

Total items that may be reclassified subsequently to profit or loss, net of tax	95,886	214,104

Other comprehensive income (loss), net of tax	(97,700)	738,834

Total comprehensive income	¥167,796	¥1,401,621

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥152,920	¥1,386,696
Non-controlling interests	1,722	9,156
Other equity instruments holders	13,154	5,769

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

Comprehensive income:
Net profit	—	—	651,127	—	—	—	—	—	651,127	5,891	5,769	662,787
Other comprehensive income	—	—	—	—	(4,696)	232,612	(5,265)	512,918	735,569	3,265	—	738,834

Total comprehensive income	—	—	651,127	—	(4,696)	232,612	(5,265)	512,918	1,386,696	9,156	5,769	1,401,621

Issuance of shares under share-based payment transactions	1,501	1,501	—	—	—	—	—	—	3,002	—	—	3,002
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	360,806	360,806
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	48	—	48
Transaction with non-controlling interest shareholders	—	(9,893)	—	—	—	—	—	—	(9,893)	9,793	—	(100)
Dividends to shareholders	—	—	(168,078)	—	—	—	—	—	(168,078)	(3,307)	—	(171,385)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,769)	(5,769)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	87	87
Purchases of treasury stock	—	—	—	(61,326)	—	—	—	—	(61,326)	—	—	(61,326)
Sales of treasury stock	—	—	—	243	—	—	—	—	243	—	—	243
Loss on sales of treasury stock	—	—	(99)	—	—	—	—	—	(99)	—	—	(99)
Cancellation of treasury stock	—	—	(195,160)	195,160	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,378)	—	—	—	—	—	—	(1,378)	—	—	(1,378)
Transfer from other reserves to retained earnings	—	—	75,882	—	(17,693)	(58,189)	—	—	—	—	—	—
Others	—	(89)	—	—	—	—	—	—	(89)	2,009	—	1,920

Balance at September 30, 2023	¥2,344,038	¥635,915	¥7,563,151	¥(17,722)	¥137,195	¥1,749,616	¥4,168	¥1,397,708	¥13,814,069	¥123,871	¥1,126,695	¥15,064,635

Balance at April 1, 2024	¥2,344,038	¥663,265	¥7,769,222	¥(167,671)	¥159,724	¥2,507,275	¥1,177	¥1,402,658	¥14,679,688	¥137,066	¥1,462,344	¥16,279,098
Comprehensive income:
Net profit	—	—	250,215	—	—	—	—	—	250,215	2,127	13,154	265,496
Other comprehensive income	—	—	—	—	6,293	(23,432)	1,906	(82,062)	(97,295)	(405)	—	(97,700)

Total comprehensive income	—	—	250,215	—	6,293	(23,432)	1,906	(82,062)	152,920	1,722	13,154	167,796

Issuance of shares under share-based payment transactions	1,923	1,922	—	—	—	—	—	—	3,845	—	—	3,845
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	222,895	222,895
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	15	—	15
Transaction with non-controlling interest shareholders	—	(232)	—	—	—	—	—	—	(232)	232	—	—
Dividends to shareholders	—	—	(177,382)	—	—	—	—	—	(177,382)	(5,982)	—	(183,364)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(13,154)	(13,154)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	(2,587)	(2,587)
Purchases of treasury stock	—	—	—	(101,577)	—	—	—	—	(101,577)	—	—	(101,577)
Sales of treasury stock	—	—	—	486	—	—	—	—	486	—	—	486
Loss on sales of treasury stock	—	—	(340)	—	—	—	—	—	(340)	—	—	(340)
Cancellation of treasury stock	—	—	(234,660)	234,660	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(2,276)	—	—	—	—	—	—	(2,276)	—	—	(2,276)
Transfer from other reserves to retained earnings	—	—	221,607	—	(21,388)	(200,219)	—	—	—	—	—	—
Others	—	(40)	1	—	—	—	—	—	(39)	(166)	—	(205)

Balance at September 30, 2024	¥2,345,961	¥662,639	¥7,828,663	¥(34,102)	¥144,629	¥2,283,624	¥3,083	¥1,320,596	¥14,555,093	¥132,887	¥1,682,652	¥16,370,632

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2024	2023

	(In millions)
Operating Activities:
Profit before tax	¥318,188	¥870,972
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	34,833	(58,174)
Foreign exchange gains	(2,286)	(1,170,432)
Provision for loan losses	114,194	129,983
Depreciation and amortization	166,616	166,526
Share of post-tax profit of associates and joint ventures	(47,454)	(55,286)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(21,450)	1,137,962
Net (increase) decrease of call loans and bills bought	973,729	(278,393)
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(5,384,745)	(1,922,238)
Net (increase) decrease of loans and advances	2,633,881	(3,661,329)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	(873,356)	463,896
Net increase (decrease) of deposits	(3,255,313)	4,097,851
Net increase (decrease) of call money and bills sold	1,073,503	(426,526)
Net increase of repurchase agreements and cash collateral on securities lent	1,632,445	5,492,415
Net increase of other unsubordinated borrowings and debt securities in issue	180,100	1,352,249
Income taxes paid—net	(278,311)	(78,584)
Other operating activities—net	950,378	(1,488,690)

Net cash and cash equivalents provided by (used in) operating activities	(1,785,048)	4,572,202

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(23,896,123)	(17,447,417)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	10,974,659	4,351,295
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	11,321,558	8,997,999
Acquisitions of subsidiaries and businesses, net of cash and cash equivalents acquired	—	(7)
Investments in associates and joint ventures	(10,842)	(126,574)
Proceeds from sales of investments in associates and joint ventures	1,065	138
Purchases of property, plant and equipment	(36,144)	(41,181)
Purchases of intangible assets	(117,030)	(111,371)
Proceeds from sales of property, plant and equipment	2,461	3,503

Net cash and cash equivalents used in investing activities	(1,760,396)	(4,373,615)

Financing Activities:
Redemption of subordinated borrowings	(10,000)	(10,000)
Proceeds from issuance of subordinated bonds	252,667	141,033
Redemption of subordinated bonds	(367,365)	—
Payments for the principal portion of lease liabilities	(47,659)	(46,198)
Proceeds from issuance of other equity instruments	222,895	360,806
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(177,364)	(167,956)
Dividends paid to non-controlling interest shareholders	(5,982)	(3,307)
Coupons paid to other equity instruments holders	(13,154)	(5,769)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(101,431)	(61,182)
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	(2,587)	87
Transactions with non-controlling interest shareholders—net	—	(100)

Net cash and cash equivalents provided by (used in) financing activities	(249,980)	207,414

Effect of exchange rate changes on cash and cash equivalents	(226,137)	1,406,060

Net increase (decrease) of cash and cash equivalents	(4,021,561)	1,812,061
Cash and cash equivalents at beginning of period	77,437,806	75,344,235

Cash and cash equivalents at end of period	¥73,416,245	¥77,156,296

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥3,505,605	¥2,795,638
Interest paid	2,207,334	1,778,547

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan. Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 25, 2024.

2	SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of Preparation
The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, which the Group refers to as “IFRS.”
Material Accounting Policies
The material accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.
For the six months ended September 30, 2024, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
In August 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to address a matter not previously covered in the accounting requirements for the effects of changes in foreign exchange rates. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency. The amendments also require entities to determine the exchange rate and provide more useful information in their financial statements when a currency cannot be exchanged into another currency. The amendments are effective for annual periods beginning on or after January 1, 2025 and are not expected to have a material impact on the Group’s consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
In May 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” to address diversity in accounting practice by making the requirements more understandable and consistent. The amendments clarify the classification of financial assets with environmental, social and corporate governance (“ESG”) and similar features by clarifying how the contractual cash flows on such loans should be assessed. The amendments also clarify the date on which a financial asset or financial liability settled via electronic cash transfers is derecognized. In addition, the amendments require additional disclosure to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, such as features tied to
ESG-linked
targets. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Annual Improvements to IFRS Accounting Standards – Volume 11
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which includes amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 7 and its accompanying “Guidance on Implementing IFRS 7,” IFRS 9, IFRS 10 and IAS 7 “Statement of Cash Flows.” These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of these standards. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 “Presentation of Financial Statements,” to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by its management to assess the performance of its business segments under accounting principles generally accepted in Japan (“Japanese GAAP”).
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), which merged with SMBC Finance Service Co., Ltd., formerly a wholly owned subsidiary of Sumitomo Mitsui Card, on April 1, 2024.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC

Consumer Finance Co., Ltd. (“SMBC Consumer Finance”). This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions, government agencies, public corporations and retail clients of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023, and the Global Markets Division of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the differences between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the six months ended September 30, 2024 and 2023.
For the six months ended September 30, 2024:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥441.2	¥668.4	¥643.9	¥362.6	¥(70.8)	¥2,045.3
General and administrative expenses	(163.1)	(541.8)	(426.2)	(93.9)	52.3	(1,172.7)
Others (2)	60.1	2.2	44.6	16.8	(78.1)	45.6

Consolidated net business profit	¥338.2	¥128.8	¥262.3	¥285.5	¥(96.6)	¥918.2

For the six months ended September 30, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥396.9	¥621.8	¥670.5	¥286.6	¥(158.5)	¥1,817.3
General and administrative expenses	(151.9)	(526.8)	(391.0)	(79.9)	67.4	(1,082.2)
Others (2)	53.6	3.4	31.8	15.8	(68.8)	35.8

Consolidated net business profit	¥298.6	¥98.4	¥311.3	¥222.5	¥(159.9)	¥770.9

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements
The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2024	2023

	(In billions)
Consolidated net business profit	¥918.2	¥770.9
Differences between management reporting and Japanese GAAP:
Total credit costs	(83.9)	(100.3)
Gains on equity instruments	294.2	46.8
Extraordinary gains or losses and others	(101.1)	(11.0)

Profit before tax under Japanese GAAP	1,027.4	706.4

Differences between Japanese GAAP and IFRS:
Scope of consolidation	3.3	2.7
Derivative financial instruments	(378.4)	255.8
Investment securities	(348.9)	(49.1)
Loans and advances	(34.6)	(61.0)
Investments in associates and joint ventures	6.2	10.1
Property, plant and equipment	(1.1)	0.4
Lease accounting	(1.3)	(0.9)
Defined benefit plans	(34.6)	(26.8)
Foreign currency translation	36.9	(16.3)
Classification of equity and liability	17.6	7.3
Others	25.7	42.4

Profit before tax under IFRS	¥318.2	¥871.0

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.
Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2024 and March 31, 2024.

	At September 30, 2024
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)

Interest rate derivatives	¥1,607,224,581	¥4,618,521	¥4,773,362	¥72,130,274	¥529,627	¥935,847
Futures	111,714,694	13,945	18,593	11,448,479	4,380	9,335
Listed Options	143,236,288	26,970	21,432	—	—	—
Forwards	26,894,445	1,456	3,013	—	—	—
Swaps	1,056,213,639	3,870,199	3,577,522	60,483,275	525,247	900,950
OTC Options	269,165,515	705,951	1,152,802	198,520	—	25,562
Currency derivatives	257,803,154	3,089,301	2,334,683	18,962,296	237,526	1,355,966
Futures	—	—	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	116,945,634	1,151,079	1,469,477	7,050,261	125,750	144,704
Swaps	129,238,559	1,717,653	615,651	11,912,035	111,776	1,211,262
OTC Options	11,618,961	220,569	249,555	—	—	—
Equity derivatives	3,105,951	122,371	69,932	—	—	—
Futures	1,837,203	17,418	43,801	—	—	—
Listed Options	511,086	14,490	18,632	—	—	—
Forwards	395,941	77,458	3	—	—	—
Swaps	39,121	227	1,689	—	—	—
OTC Options	322,600	12,778	5,807	—	—	—
Commodity derivatives	162,948	7,044	6,095	—	—	—
Futures	87,392	2,292	2,292	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	66,778	4,688	3,665	—	—	—
OTC Options	8,778	64	138	—	—	—
Credit derivatives	3,309,546	29,621	40,348	—	—	—

Total derivative financial instruments	¥1,871,606,180	¥7,866,858	¥7,224,420	¥91,092,570	¥767,153	¥2,291,813

	At March 31, 2024
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,605,292,805	¥5,800,416	¥6,767,410	¥68,026,939	¥622,922	¥919,304
Futures	120,819,693	15,729	34,583	12,514,178	1,856	833
Listed Options	143,990,400	28,161	12,567	—	—	—
Forwards	32,422,848	433	728	—	—	—
Swaps	1,032,971,282	4,871,182	4,870,581	55,302,412	621,066	883,197
OTC Options	275,088,582	884,911	1,848,951	210,349	—	35,274
Currency derivatives	237,338,471	3,273,460	1,754,088	20,877,091	130,459	2,250,866
Futures	11	—	185	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	115,966,592	1,251,720	1,163,114	7,216,977	48,913	309,833
Swaps	110,747,232	1,832,664	327,555	13,660,114	81,546	1,941,033
OTC Options	10,624,636	189,076	263,234	—	—	—
Equity derivatives	3,386,924	50,587	145,501	—	—	—
Futures	2,069,970	13,497	30,860	—	—	—
Listed Options	667,923	19,943	27,585	—	—	—
Forwards	387,100	11	73,285	—	—	—
Swaps	25,202	79	589	—	—	—
OTC Options	236,729	17,057	13,182	—	—	—
Commodity derivatives	122,535	8,748	7,544	—	—	—
Futures	52,984	1,905	1,734	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	62,138	6,787	5,669	—	—	—
OTC Options	7,413	56	141	—	—	—
Credit derivatives	3,337,756	22,680	32,760	—	—	—

Total derivative financial instruments	¥1,849,478,491	¥9,155,891	¥8,707,303	¥88,904,030	¥753,381	¥3,170,170

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings, and debt instruments at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge Accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges
The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities. The table below represents the amounts related to items designated as hedging instruments at September 30, 2024 and March 31, 2024.

	At September 30, 2024			At March 31, 2024
	Notional amounts	Carrying amounts		Notional amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Interest rate risk
Interest rate swaps	¥8,968,036	¥145,901	¥409,098	¥9,668,621	¥123,466	¥669,733
Interest rate options	198,520	—	25,562	210,349	—	35,274
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2024 and March 31, 2024.

	At September 30, 2024			At March 31, 2024
	Nominal amounts	Carrying amounts		Nominal amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Foreign exchange forward contracts	¥3,415,218	¥120,909	¥91,286	¥3,479,863	¥18,991	¥306,775
Foreign currency denominated financial liabilities	203,040	—	203,040	329,985	—	329,985

6	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2024 and March 31, 2024.

	At September 30, 2024	At March 31, 2024

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥94,550	¥78,561
Japanese municipal bonds	151,874	142,557
Japanese corporate bonds	12,979	12,977

Total domestic	259,403	234,095

Foreign:
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	77,959	77,578
Mortgage-backed securities	11,159	2,703
Other debt instruments	4,342	2,016

Total foreign	93,460	82,297

Total debt instruments at amortized cost	¥352,863	¥316,392

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,302,657	¥7,547,377
Japanese municipal bonds	926,251	1,053,332
Japanese corporate bonds	717,458	794,920
Other debt instruments	518	316

Total domestic	10,946,884	9,395,945

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,128,979	6,062,125
Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agency bonds	4,498,817	4,144,335
Mortgage-backed securities	3,933,033	3,545,565
Other debt instruments	949,787	868,214

Total foreign	15,510,616	14,620,239

Total debt instruments at fair value through other comprehensive income	¥26,457,500	¥24,016,184

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,702,091	¥4,398,910
Foreign equity instruments	1,600,223	1,418,351

Total equity instruments at fair value through other comprehensive income	¥5,302,314	¥5,817,261

Total investment securities	¥32,112,677	¥30,149,837

7	LOANS AND ADVANCES
The following tables present loans and advances at September 30, 2024 and March 31, 2024.

	At September 30, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥115,797,064	¥3,203,049	¥1,254,796	¥120,254,909

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(492,828)
Less: Allowance for loan losses	(229,767)	(235,136)	(516,751)	(981,654)

Carrying amount				¥118,780,427

	At March 31, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥118,405,545	¥3,442,131	¥1,338,444	¥123,186,120

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(490,655)
Less: Allowance for loan losses	(196,325)	(257,542)	(525,133)	(979,000)

Carrying amount				¥121,716,465

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2024
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2024	¥196,325	¥257,542	¥525,133	¥979,000
Net transfers between stages	(4,967)	(8,002)	12,969	—
Provision (credit) for loan losses	38,391	(11,067)	86,870	114,194
Charge-offs (1)	—	—	110,103	110,103
Recoveries	—	—	10,438	10,438

Net charge-offs	—	—	99,665	99,665
Others (2)	18	(3,337)	(8,556)	(11,875)

Balance at September 30, 2024	¥229,767	¥235,136	¥516,751	¥981,654

	At September 30, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(1,301)	(9,373)	10,674	—
Provision for loan losses	12,665	18,250	99,068	129,983
Charge-offs (1)	—	—	91,512	91,512
Recoveries	—	—	8,049	8,049

Net charge-offs	—	—	83,463	83,463

Others (2)	7,235	8,117	23,645	38,997

Balance at September 30, 2023	¥206,054	¥257,488	¥486,089	¥949,631

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2024 and 2023.
The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2024, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy would recover moderately due to a recovery in private consumption supported by improvements in the employment and income environment and an increase in capital investment underpinned by corporate earnings during the fiscal year ending March 31, 2025. In the following year, the Group expected these trends to continue, with household consumption increasing and inflation easing. As for the U.S. economy, the Group assumed that it would continue to grow steadily while the pace of its growth would be slower reflecting a cautious approach to lending by financial institutions during the fiscal year ending March 31, 2025. As for the European economy, the Group expected that it would recover due to a recovery in private consumption supported by the improvements in purchasing power reflecting a decrease in inflationary pressures. As for the Asia-Pacific economy, the Group assumed the Chinese economy would continue its slow growth, whereas other Asian economies would grow steadily driven by demand in the digital sector. This assumption was considered in determining the base scenario. The severe downside scenario is the adverse scenario and based on stressed business environments such as a serious economic recession and financial market disruption, and this scenario is in conformity with the Group’s internal stress test. Further, both the downside and upside scenarios are developed based on the premises of the base scenario and past macroeconomic experiences. Applied probability weightings for each scenario are determined mainly by statistical methods
.
The
following table shows the growth rates of the Japanese, U.S., European Monetary Union (“EMU”) and Asia-Pacific gross domestic products (“GDPs”) and the Japanese short-term
interest rate, which are key factors of the macroeconomic scenarios.

	For the fiscal year ending March 31,
As at September 30, 2024:	2025	2026

Upside	(%)
Japanese GDP (Nominal)	6.5	2.1
U.S. GDP (Real)	5.1	0.7
EMU GDP (Real)	3.4	2.1
Asia-Pacific GDP (Real)	7.4	3.6
Japanese short-term interest rate	0.2	0.2

Base
Japanese GDP (Nominal)	3.7	3.0
U.S. GDP (Real)	2.3	1.7
EMU GDP (Real)	0.6	1.3
Asia-Pacific GDP (Real)	4.6	4.5
Japanese short-term interest rate	0.2	0.2

Downside
Japanese GDP (Nominal)	3.6	3.1
U.S. GDP (Real)	(1.1)	4.7
EMU GDP (Real)	(1.3)	1.8
Asia-Pacific GDP (Real)	2.1	4.8
Japanese short-term interest rate	0.2	0.2

Severe downside
Japanese GDP (Nominal)	2.1	4.1
U.S. GDP (Real)	(2.5)	5.5
EMU GDP (Real)	(1.9)	1.3
Asia-Pacific GDP (Real)	1.1	5.2
Japanese short-term interest rate	0.2	0.2

The following table shows the probability weightings of each scenario the Group estimates.

	Upside	Base	Downside	Severe downside
	(%)
As at September 30, 2024:
Scenario probability weighting	20	60	13	7

In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine, from the continuing high interest rates in foreign countries, or from the changes in the domestic business environment and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or a request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of the credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting funds through remittances out of Russia due to orders by the Russian authorities, such as the payments from Russian customers. For the continuing high interest rates in foreign countries, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the changes in the domestic business environment, additional ECL adjustments included the consideration of the increasing material and labor costs, the termination of the government support measures and the lifting of the negative interest rate policy by the Bank of Japan. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to make ECL adjustments for the portfolios affected by the situation in Russia and Ukraine, the continuing high interest rates in foreign countries and the changes in the domestic business environment.

8	BORROWINGS
Borrowings at September 30, 2024 and March 31, 2024 consisted of the following:

	At September 30, 2024	At March 31, 2024

	(In millions)
Unsubordinated borrowings	¥14,788,470	¥14,356,932
Subordinated borrowings	153,577	159,427
Liabilities associated with securitization transactions	1,173,466	1,168,156
Lease liabilities	413,818	422,643

Total borrowings	¥16,529,331	¥16,107,158

9	DEBT SECURITIES IN ISSUE
Debt securities in issue at September 30, 2024 and March 31, 2024 consisted of the following:

	At September 30, 2024	At March 31, 2024

	(In millions)

Commercial paper	¥2,873,893	¥3,324,405
Unsubordinated bonds	8,941,877	9,306,487
Subordinated bonds	1,331,547	1,444,192

Total debt securities in issue	¥13,147,317	¥14,075,084

10	PROVISIONS
The following table presents movements by class of provisions for the six months ended September 30, 2024.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2024	¥120,864	¥110,455	¥231,319
Additional provisions	87,053	918	87,971
Amounts used	(11,059)	(3,502)	(14,561)
Unused amounts reversed	—	(13,028)	(13,028)
Amortization of discount and effect of change in discount rate	(268)	179	(89)
Others	—	(9)	(9)

Balance at September 30, 2024	¥196,590	¥95,013	¥291,603

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rates on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.
In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the six months ended September 30, 2024, the provision for interest repayment increased due to additional provisions, as it became possible to reasonably estimate future claims for refund over a longer period.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2024 and April 1, 2024.

1 1	SHAREHOLDERS’ EQUITY
Common Stock
The number of issued shares of common stock and common stock held by the Company at September 30, 2024 and March 31, 2024 was as follows:

	At September 30, 2024	At March 31, 2024

Shares outstanding (1)	1,308,177,186	1,337,529,084
Shares in treasury (1)	3,557,450	23,587,866

(1)
On October 1, 2024, the Company implemented a stock split on its common stock. For additional information, refer to the “Stock split” section in this note. The number of shares outstanding and shares in treasury in this table do not reflect the effect of the stock split on its common stock.

The total number of authorized shares of common stock was 3,000 million at September 30, 2024 and March 31, 2024 with no stated value.
Repurchase and cancellation of own shares
On November 14, 2023, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 26,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2023 and March 31, 2024. On March 22, 2024, the Company completed the repurchase pursuant to the resolution, acquiring 20,132,000 shares of its common stock for ¥150 billion in aggregate. The Company cancelled all of the repurchased shares on April 15, 2024.
On May 15, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 15,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2024 and July 31, 2024. On July 31, 2024, the Company completed the repurchase pursuant to the resolution, acquiring 9,561,800 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2024.
On November 14, 2024, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2024 and January 31, 2025. During
November 2024, the Company entered into contracts to repurchase 10,921,000 shares of common stock for ¥40 billion in aggregate.
Stock split
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split on its common stock (“stock split”) with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Since the total number of authorized shares and the total number of authorized shares of common stock needed to be increased in line with the ratio of the stock split, the Company amended its articles of incorporation with an effective date of October 1, 2024, as approved by shareholders at the 22nd ordinary general meeting of shareholders on June 27, 2024.

Preferred Stock
The following table shows the number of shares of preferred stock at September 30, 2024 and March 31, 2024.

	At September 30, 2024		At March 31, 2024
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at September 30, 2024 and March 31, 2024 consisted of the following:

	At September 30, 2024	At March 31, 2024

	(In millions)
Perpetual subordinated bonds	¥1,629,654	¥1,442,344
Perpetual subordinated borrowings	¥52,998	¥20,000

Total equity attributable to other equity instruments holders	¥1,682,652	¥1,462,344

Equity attributable to other equity instruments holders consists of perpetual subordinated bonds and perpetual subordinated borrowings, which are Basel
III-compliant
Additional Tier 1 capital instruments, and are classified as equity under IFRS.
The bonds and borrowings bear a fixed rate of interest until the first call date. After the first call date, they will bear a floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds and borrowings are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).
The principal amount of the bonds and borrowings may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.
The principal amount of the bonds and borrowings which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME
Fee and commission income for the six months ended September 30, 2024 and 2023 consisted of the following:

	For the six months ended September 30,
	2024	2023

	(In millions)
Loans	¥86,325	¥71,500
Credit card business	231,147	207,529
Guarantees	40,431	41,245
Securities-related business	129,100	88,549
Deposits	9,396	9,016
Remittances and transfers	78,818	74,658
Safe deposits	2,043	2,195
Trust fees	4,499	3,785
Investment trusts	95,172	82,543
Agency	4,288	4,746
Others	107,131	104,949

Total fee and commission income	¥788,350	¥690,715

Primary sources of fee and commission income are fees obtained through the credit card business, fees and commissions obtained through the securities-related business, fees and commissions obtained through investment trusts, loan transaction fees, and remittance and transfer fees. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through the credit card business principally arise in the Retail Business Unit. Fees and commissions obtained through the securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the six months ended September 30, 2024 and 2023 consisted of the following:

	For the six months ended September 30,
	2024	2023

	(In millions)
Loans and advances	¥114,194	¥129,983
Loan commitments	(6,494)	(5,132)
Financial guarantees	(2,638)	5,402

Total impairment charges on financial assets	¥105,062	¥130,253

15	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023

	(In millions, except number of shares and per share data)

Basic:
Profit attributable to shareholders of the Company	¥250,215	¥651,127
Weighted average number of common stock in issue (in thousands of shares)	3,924,763	4,004,539

Basic earnings per share	¥63.75	¥162.60

Diluted:
Profit attributable to the common shareholders of the Company	¥250,215	¥651,127
Impact of dilutive potential ordinary shares issued by subsidiaries and associates	(2)	(2)

Net profit used to determine diluted earnings per share	¥250,213	¥651,125

Weighted average number of common stock in issue (in thousands of shares)	3,924,763	4,004,539
Adjustments for stock options (in thousands of shares)	987	1,190

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	3,925,750	4,005,729

Diluted earnings per share	¥63.74	¥162.55
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split on its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

16	DIVIDENDS PER SHARE
The dividends recognized by the Company for the six months ended September 30, 2024 and 2023 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)

Dividends on common stock for the six months ended September 30,
2024	¥135	¥177,382
2023	¥125	¥168,078
On November 14, 2024, the board of directors approved a dividend of ¥180 per share of common stock totaling ¥234,858 million in respect of the six months ended September 30, 2024. The consolidated financial statements for the six months ended September 30, 2024 do not include this dividend payable.
As resolved by the board of directors on May 15, 2024, the Company implemented a stock split on its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. The dividends per share for the six months ended September 30, 2024, is based on the number of shares before the stock split.

17	CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.
Capital Commitments
At September 30, 2024 and March 31, 2024, the Group had ¥3,081 million and ¥4,520 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had nil
and
¥1,088 million of contractual commitments to acquire intangible assets at September 30, 2024 and March 31, 2024, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities
Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.
Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2024 and March 31, 2024.

	At September 30, 2024	At March 31, 2024

	(In millions)
Loan commitments	¥88,106,595	¥88,926,181
Financial guarantees and other credit-related contingent liabilities	14,244,674	14,869,558

Total	¥102,351,269	¥103,795,739

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2024 are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.
Financial Assets and Liabilities Carried at Fair Value
Fair Value Hierarchy
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2024 and March 31, 2024. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:

Debt instruments	¥4,042,501	¥1,267,651	¥40,802	¥5,350,954
Equity instruments	553,441	7,379	—	560,820

Total trading assets	4,595,942	1,275,030	40,802	5,911,774

Derivative financial instruments:
Interest rate derivatives	45,295	5,101,975	878	5,148,148
Currency derivatives	—	3,325,897	930	3,326,827
Equity derivatives	31,908	76,420	14,043	122,371
Commodity derivatives	2,292	4,752	—	7,044
Credit derivatives	—	29,282	339	29,621

Total derivative financial instruments	79,495	8,538,326	16,190	8,634,011

Financial assets at fair value through profit or loss:
Debt instruments	453,875	924,590	784,167	2,162,632
Equity instruments	4,484	790	81,951	87,225

Total financial assets at fair value through profit or loss	458,359	925,380	866,118	2,249,857

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,302,657	—	—	9,302,657
U.S. Treasury and other U.S. government agency bonds	6,113,330	15,649	—	6,128,979
Other debt instruments	1,955,045	9,070,819	—	11,025,864

Total debt instruments	17,371,032	9,086,468	—	26,457,500

Equity instruments	4,516,939	243,102	542,273	5,302,314

Total investment securities at fair value through other comprehensive income	21,887,971	9,329,570	542,273	31,759,814

Total	¥27,021,767	¥20,068,306	¥1,465,383	¥48,555,456

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,887,637	¥367,176	¥—	¥4,254,813
Equity instruments	461,057	2,186	—	463,243

Total trading liabilities	4,348,694	369,362	—	4,718,056

Derivative financial instruments:
Interest rate derivatives	49,360	5,656,768	3,081	5,709,209
Currency derivatives	—	3,688,620	2,029	3,690,649
Equity derivatives	62,433	1,675	5,824	69,932
Commodity derivatives	2,292	3,803	—	6,095
Credit derivatives	—	40,266	82	40,348

Total derivative financial instruments	114,085	9,391,132	11,016	9,516,233

	At September 30, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial liabilities designated at fair value through profit or loss	—	411,512	134,155	545,667

Others (2)	—	(6,509)	(7,026)	(13,535)

Total	¥4,462,779	¥10,165,497	¥138,145	¥14,766,421

	At March 31, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)

Financial assets:
Trading assets:

Debt instruments	¥4,576,535	¥1,097,627	¥—	¥5,674,162
Equity instruments	818,116	19,783	—	837,899

Total trading assets	5,394,651	1,117,410	—	6,512,061

Derivative financial instruments:
Interest rate derivatives	45,746	6,377,352	240	6,423,338
Currency derivatives	—	3,402,776	1,143	3,403,919
Equity derivatives	33,440	511	16,636	50,587
Commodity derivatives	1,905	6,843	—	8,748
Credit derivatives	—	22,271	409	22,680

Total derivative financial instruments	81,091	9,809,753	18,428	9,909,272

Financial assets at fair value through profit or loss:
Debt instruments	568,441	984,694	739,914	2,293,049
Equity instruments	3,610	240	79,230	83,080

Total financial assets at fair value through profit or loss	572,051	984,934	819,144	2,376,129

Investment securities at fair value through other comprehensive income:
Japanese government bonds	7,547,377	—	—	7,547,377
U.S. Treasury and other U.S. government agency bonds	6,062,125	—	—	6,062,125
Other debt instruments	1,898,075	8,508,607	—	10,406,682

Total debt instruments	15,507,577	8,508,607	—	24,016,184

Equity instruments	5,150,409	140,983	525,869	5,817,261

Total investment securities at fair value through other comprehensive income	20,657,986	8,649,590	525,869	29,833,445

Total	¥26,705,779	¥20,561,687	¥1,363,441	¥48,630,907

	At March 31, 2024
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial liabilities:
Trading liabilities:
Debt instruments	¥4,318,789	¥267,966	¥—	¥4,586,755
Equity instruments	335,207	2,528	—	337,735

Total trading liabilities	4,653,996	270,494	—	4,924,490

Derivative financial instruments:
Interest rate derivatives	47,983	7,635,835	2,896	7,686,714
Currency derivatives	185	4,002,703	2,066	4,004,954
Equity derivatives	58,445	73,802	13,254	145,501
Commodity derivatives	1,734	5,810	—	7,544
Credit derivatives	—	32,665	95	32,760

Total derivative financial instruments	108,347	11,750,815	18,311	11,877,473

Financial liabilities designated at fair value through profit or loss	—	373,242	125,042	498,284

Others (2)	—	(4,257)	(5,227)	(9,484)

Total	¥4,762,343	¥12,390,294	¥138,126	¥17,290,763

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2024 and for the fiscal year ended March 31, 2024.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments (including embedded derivatives)” in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.

F-
30

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2024 and 2023.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2024
	At April 1, 2024	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2024

	(In millions)
Trading assets:
Debt instruments	¥—	¥(78)	¥—	¥1,558	¥—	¥—	¥—	¥39,322	¥—	¥40,802	¥(78)

Total trading assets	—	(78)	—	1,558	—	—	—	39,322	—	40,802	(78)

Derivative financial instruments—net:
Interest rate derivatives—net	(2,656)	(700)	—	1,362	(209)	—	—	—	—	(2,203)	(186)
Currency derivatives—net	(923)	(176)	—	—	—	—	—	—	—	(1,099)	(104)
Equity derivatives—net	3,382	7,456	—	3,647	(6,266)	—	—	—	—	8,219	6,801
Credit derivatives—net	314	(57)	—	—	—	—	—	—	—	257	(46)

Total derivative financial instruments—net	117	6,523	—	5,009	(6,475)	—	—	—	—	5,174	6,465

Financial assets at fair value through profit or loss:
Debt instruments	739,914	(17,082)	(181)	128,723	(16,399)	—	(49,730)	—	(1,078)	784,167	(16,880)
Equity instruments	79,230	(1,054)	—	7,706	(2,574)	—	(997)	—	(360)	81,951	(2,553)

Total financial assets at fair value through profit or loss	819,144	(18,136)	(181)	136,429	(18,973)	—	(50,727)	—	(1,438)	866,118	(19,433)

Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	17,222	3,708	(4,366)	—	(160)	—	—	542,273	—

Total investment securities at fair value through other comprehensive income	525,869	—	17,222	3,708	(4,366)	—	(160)	—	—	542,273	—

Financial liabilities designated at fair value through profit or loss	(125,042)	(285)	422	—	—	(22,150)	12,900	—	—	(134,155)	842

Others (3) —liabilities	5,227	3,281	—	—	—	—	—	—	(1,482)	7,026	1,403

Total	¥1,225,315	¥(8,695)	¥17,463	¥146,704	¥(29,814)	¥(22,150)	¥(37,987)	¥39,322	¥(2,920)	¥1,327,238	¥(10,801)

F-
3
1

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2023
	At April 1, 2023	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2023

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥(2,329)	¥—	¥1,541	¥—	¥—	¥—	¥—	¥—	¥(4,036)	¥(1,031)
Currency derivatives—net	(4,567)	663	—	74	(110)	—	—	—	—	(3,940)	580
Equity derivatives—net	13,825	(1,867)	—	2,123	(4,711)	—	—	—	—	9,370	2,067
Credit derivatives—net	150	149	—	—	—	—	—	—	—	299	148

Total derivative financial instruments—net	6,160	(3,384)	—	3,738	(4,821)	—	—	—	—	1,693	1,764

Financial assets at fair value through profit or loss:
Debt instruments	650,467	32,792	305	54,432	(38,883)	—	(29,456)	—	(3,532)	666,125	32,586
Equity instruments	85,201	(892)	—	5,770	(792)	—	(4,315)	—	(757)	84,215	(1,473)

Total financial assets at fair value through profit or loss	735,668	31,900	305	60,202	(39,675)	—	(33,771)	—	(4,289)	750,340	31,113

Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	37,478	806	(2,120)	—	(117)	—	(383)	500,485	—

Total investment securities at fair value through other comprehensive income	464,821	—	37,478	806	(2,120)	—	(117)	—	(383)	500,485	—

Financial liabilities designated at fair value through profit or loss	(185,020)	(10,861)	(957)	—	—	(14,957)	75,845	—	—	(135,950)	516

Others (3) —liabilities	7,852	5,049	—	—	—	—	—	—	(342)	12,559	5,017

Total	¥1,029,481	¥22,704	¥36,826	¥64,746	¥(46,616)	¥(14,957)	¥41,957	¥—	¥(5,014)	¥1,129,127	¥38,410

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2024, transfers into Level 3 amounted to ¥39,322 million. This transfers into Level 3 was due to an increase in
significance of unobservable inputs of certain trading assets. For the six months ended September 30, 2024 and 2023, transfers out of Level 3 amounted to ¥2,920 million and ¥5,014 million, respectively. Th
e
se transfers out of Level 3 were primarily due to a decrease in
significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain investment funds.

(3)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

F-3
2

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2024 and 2023 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2024	2023	2024	2023

	(In millions)
Net interest income	¥1,479	¥559	¥357	¥525
Net trading income	8,247	1,106	7,433	6,256
Net income (loss) from financial assets and liabilities at fair value through profit or loss	(18,421)	21,039	(18,591)	31,629

Total	¥(8,695)	¥22,704	¥(10,801)	¥38,410

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2024 and 2023, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2024	2023

	(In millions)
Balance at beginning of period	¥12,173	¥22,276
Increase due to new trades	3,791	1,861
Reduction due to redemption, sales or passage of time	(3,814)	(10,649)

Balance at end of period	¥12,150	¥13,488

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.
Valuation Techniques
Valuation techniques are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.

F-3
3

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at September 30, 2024 and March 31, 2024. Qualitative information about significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.

At September 30, 2024
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
(In millions)

Trading assets:
Debt instruments	¥40,802	¥—	DCF model	Discount margin	9%
Derivative financial instruments:
Interest rate derivatives	878	3,081	Option model	Interest rate to interest rate correlation	30%-99%
				Quanto correlation	2%- 52%
				Interest rate volatility	3%-17%
				Foreign exchange volatility	12%
Currency derivatives	930	2,029	Option model	Interest rate to interest rate correlation	28%- 99%
				Quanto correlation	6%- 48%
				Foreign exchange volatility	10%- 15%
Equity derivatives	14,043	5,824	Option model	Equity to equity correlation	56%- 72%
				Quanto correlation	4%- 11%
				Equity volatility	2%- 79%
Credit derivatives	339	82	Credit Default model	Quanto correlation	18%- 30%
Financial assets at fair value through profit or loss:
Debt instruments	784,167	—	Option model	Foreign exchange volatility	14%- 42%
			DCF model	Probability of default rate	0%- 28%
				Loss given default rate	20%- 100%
				Discount margin	6%- 9%
			Net asset value (2)	—	—
Equity instruments	81,951	—	Market multiples	Price/Book value multiple	0.9 x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%- 1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	542,273	—	Market multiples	Price/Book value multiple	0.3 x- 3.0 x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	134,155	Option model	Equity to equity correlation	47%- 73%
				Interest rate to interest rate correlation	28%- 29%
				Quanto correlation	(2%) - 48%
				Equity volatility	22%- 51%
			Credit Default model	Quanto correlation	18%- 30%
Others (4)	—	(7,026)	Option model	Interest rate to interest rate correlation	28%- 99%
				Quanto correlation	2%- 52%
				Equity volatility	31%- 33%
				Foreign exchange volatility	10%- 42%
			Credit Default model	Quanto correlation	18%-30%

F-3
4

At March 31, 2024
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
(In millions)
Derivative financial instruments:
Interest rate derivatives	¥240	¥2,896	Option model	Interest rate to interest rate correlation	31%- 99%
				Quanto correlation	( 8%)- 49%
				Foreign exchange volatility	12%
Currency derivatives	1,143	2,066	Option model	Interest rate to interest rate correlation	26%- 99%
				Quanto correlation	4%- 49%
				Foreign exchange volatility	7%- 13%
Equity derivatives	16,636	13,254	Option model	Equity to equity correlation	49%- 84%
				Quanto correlation	( 10%)- 16%
				Equity volatility	2%- 66%
Credit derivatives	409	95	Credit Default model	Quanto correlation	18%- 30%
Financial assets at fair value through profit or loss:
Debt instruments	739,914	—	Option model	Foreign exchange volatility	10%- 42%
			DCF model	Probability of default rate	0%- 30%
				Loss given default rate	25%- 100%
				Discount margin	5%- 9%
			Net asset value (2)	—	—
Equity instruments	79,230	—	Market multiples	Price/Book value multiple	1.2x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%- 1%
				Loss given default rate	40%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	Market multiples	Price/Book value multiple	0.3 x- 3.5 x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	125,042	Option model	Equity to equity correlation	42%- 84%
				Interest rate to interest rate correlation	26%- 27%
				Quanto correlation	( 10%)- 49%
				Equity volatility	16%- 39%
			Credit Default model	Quanto correlation	18%- 30%
Others (4)	—	(5,227)	Option model	Interest rate to interest rate correlation	26%- 99%
				Quanto correlation	( 8%)- 49%
				Equity volatility	26%- 28%
				Foreign exchange volatility	7%- 42%
			Credit Default model	Quanto correlation	18%- 30%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)
Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

F-3
5

Sensitivity Analysis
The fair value of certain financial assets and liabilities is measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2024.

	At September 30, 2024
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Trading assets:
Debt instruments	¥40,802	¥2,391	¥2,394	¥—	¥—
Derivative financial instruments—net:
Interest rate derivatives—net	(2,203)	129	118	—	—
Currency derivatives—net	(1,099)	2	2	—	—
Equity derivatives—net	8,219	3,746	3,688	—	—
Credit derivatives—net	257	10	10	—	—
Financial assets at fair value through profit or loss:
Debt instruments	784,167	269	1,818	—	—
Equity instruments	81,951	145	277	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	542,273	—	—	18,053	18,053
Financial liabilities designated at fair value through profit or loss (1)	(134,155)	261	267	—	—
Others (1)(2) —liabilities:	7,026	33	33	—	—

	At March 31, 2024
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,656)	¥31	¥31	¥—	¥—
Currency derivatives—net	(923)	3	3	—	—
Equity derivatives—net	3,382	3,393	3,399	—	—
Credit derivatives—net	314	11	11	—	—
Financial assets at fair value through profit or loss:
Debt instruments	739,914	243	2,224	—	—
Equity instruments	79,230	197	363	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	525,869	—	—	19,211	19,211
Financial liabilities designated at fair value through profit or loss (1)	(125,042)	305	315	—	—
Others (1)(2) —liabilities:	5,227	34	34	—	—

(1)
As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value
The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2024 and March 31, 2024. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At September 30, 2024		At March 31, 2024
	Notes	Carrying amount	Fair value	Carrying amount	Fair value

	(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥352,863	¥350,257	¥316,392	¥315,077
Loans and advances	b	118,780,427	121,453,188	121,716,465	124,143,634
Other financial assets	b	7,036,770	7,033,750	7,509,528	7,506,752

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥124,923,559	¥124,922,249	¥130,910,884	¥130,907,582
Other deposits	c	53,585,399	53,596,814	51,186,435	51,192,932
Borrowings	c	16,115,513	16,023,494	15,684,515	15,639,123
Debt securities in issue	c	13,147,317	13,731,385	14,075,084	14,184,095
Other financial liabilities	c	10,911,680	10,911,508	10,523,048	10,522,900

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.

F-3
7